FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2006
Commission File Number 333-7182-01


                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

          CEZ Submitted Binding Bid for Romanian Distribution Company,
                             Electrica Muntenia Sud

Today, CEZ energy company officially submitted a binding bid in the privatization tender for a 67.5% stake in the Romanian Distribution Company, Electrica Muntenia Sud S.A.

"It is the second tender in which we have taken part in Romania; we won the previous tender for the sale of Electrica Oltenia last year, expanding the number of end customers of the CEZ Group by 1.4 million. Our participation in the tender for the Electrica Muntenia Sud distribution company evidences what importance we attribute to our presence in the region. The efforts to strengthen our position on the local market are natural. In this way, we continue in fulfilling our vision of becoming the energy market leader in Central and South-Eastern Europe," said the company's Chairman of the Board of Directors and CEO, Martin Roman.

Electrica Muntenia Sud serves over a million customers in the Capital City of Bucharest and in the adjacent regions of Giurgiu and Ilfov, and annually sells more than 4.5 TWh of electricity. Electrica Muntenia Sud is a direct neighbor of the Electrica Oltenia distribution company, which became a member of the CEZ Group last year.

CEZ energy company applied for the privatization tender for the majority stake in Electrica Muntenia Sud in mid-September of last year; in early October, the participation of CEZ and nine other bidders in the tender was confirmed.

By previous acquisitions of distribution companies in Bulgaria and Romania, the CEZ Group nearly doubled the number of its end customers, totaling 6.6 million, and thus rocketed to eighth position among European energy utilities according to this criterion.

In Central Europe, CEZ Group also managed to succeed in the power generation sector. Today, in Amsterdam, CEZ signed agreements on the acquisition of shares in two power plats, i.e. Skawina and Elcho, situated in Southern Poland, close to the Detmarovice power plant.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.
                                                   ------------------------
                                                         (Registrant)

Date:  January 31, 2006
                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration